UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 25th 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and as established in the Commissions’ General Rule No. 30 of 1989, I inform you as a material fact that in the Ordinary Shareholders' Meeting (the "Meeting") of LATAM Airlines Group S.A. ("LATAM") held on April 25, 2019, the shareholders of LATAM proceeded to elect the members of the Board of LATAM, which will last for two years.

In the election that took place in the Meeting, the following persons were elected as board members:

1.	Sonia J.S. Villalobos;

2.	Carlos Heller Solari;

3.	Nicolás Eblen Hirmas;

4.	Giles Edward Agutter;

5.	Henri Philippe Reichstul;

6.	Ignacio Cueto Plaza;

7.	Juan José Cueto Plaza;

8.	Patrick Horn García; and

9.	Eduardo Novoa Castellón

The Chairman is informed that the board members indicated in numbers 8 and 9 above were elected as Independent Board members, in accordance with article 50 bis of Law No. 18,046 on Corporations.

Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Mencio
	Name:	Juan Carlos Mencio
	Title:	VP Legal LATAM Airlines Group.